SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                           Nu Skin Asia Pacific, Inc.
                                (Name of Issuer)


                              Class A Common Stock
                         (Title of Class of Securities)


                                   67018T-10-5
                                 (CUSIP Number)






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5


    1     NAME OF REPORTING PERSON(S)

                 Lee M. Brower

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |_|
                                                                        (b)  |X|

    3     SEC USE ONLY


    4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America

                            5   SOLE VOTING POWER

       NUMBER OF                  2,118,172**SEE ITEM 4
        SHARES
     BENEFICIALLY           6   SHARED VOTING POWER
       OWNED BY
         EACH                     372,246**SEE ITEM 4
       REPORTING
      PERSON WITH           7   SOLE DISPOSITIVE POWER

                                  2,118,172**SEE ITEM 4

                            8   SHARED DISPOSITIVE POWER

                                372,246**SEE ITEM

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,490,418**SEE ITEM 4

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                     |_|

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 15.7%** SEE ITEM 4

   12     TYPE OF REPORTING PERSON(S)

                 IN

-------------


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                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5

Item 1(a).  Name of Issuer:

            The name of the issuer is Nu Skin Asia Pacific, Inc. (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices:

            The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah 84601.

Item 2(a).  Name of Person Filing:

            This  report  is being  filed  by Lee M.  Brower  (the  "Reporting
            Person").

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            The address of the Reporting Person is 136 South Main Street, Suite 700, Salt Lake City, Utah 84101.

Item 2(c).  Citizenship:

            The Reporting Person is a citizen of the United States of America.

Item 2(d).  Title of Class of Securities:

            This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock").

Item 2(e).  CUSIP Number:

            The CUSIP number of the Class A Common Stock is 67018T-10-5.

Item 3.     Not applicable.

Item 4.     Ownership.

      (a) The Reporting Person beneficially owns or is deemed to beneficially own 2,490,418 shares of Common Stock as follows: -0-shares of Class A Common Stock, and 2,490,418 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"). The Reporting Person disclaims beneficial ownership of the following: 349,533 shares of Class B Common Stock held indirectly as the sole trustee of The SNT Trust; 391,477 shares of the Class B Common Stock held indirectly as the sole trustee of The DVNM Trust; 132, 823 shares of Class B Common Stock held indirectly as the sole trustee of The CWN Trust; 132,823 shares of class B Common Stock held indirectly as a co-trustee of The DPN Trust; 132,823 shares of Class B Common Stock held indirectly as a co-trustee of The GNT Trust; 6,991 shares of Class B Common Stock held indirectly as the sole trustee of The JS Trust; 132,823 shares of Class B Common Stock

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                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5

            held indirectly as the sole trustee of The JT Trust; 97,869 shares of Class B Common Stock held indirectly as the sole trustee of The CB Trust; 195,739 shares of Class B Common Stock held indirectly as the sole trustee of The CM Trust; 391, 477 shares of Class B Common Stock held indirectly as the sole trustee of The BCT Trust; 195, 739 shares of Class B Common Stock held indirectly as the sole trustee of The ST Trust; 195,739 shares of Class B Common Stock held indirectly as the sole trustee of The NJR Trust; 13,981 shares of Class B Common Stock held indirectly as the sole trustee of The RLS Trust; 13,981 shares of Class B Common Stock held indirectly as the sole trustee of The RBZ Trust; 45,000 shares of Class B Common Stock held indirectly as a co-trustee of The Sandra N. Tillotson Foundation; and 61,600 shares of Class B Common Stock held indirectly as a co-trustee of The Craig S. Tillotson Foundation.

      (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 2,490,418 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Person, he would beneficially own or be deemed to beneficially own
            2,490,418 shares of Class A Common Stock which would constitute 15.7% of the number of shares of then outstanding Class A Common Stock. This percentage assumes the exercise of the 1,605,000 vested options held by distributors of an affiliate of the
            Issuer.   If  such  option   shares  were  not  included  in  the
            calculation of the of the percentage, the percentage would be 17.5%. This percentage does not give effect to the exercise of any other outstanding options of the Issuer.


            Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 2,490,418 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Person, he would beneficially own or be deemed to beneficially own 2,490,418 shares of Class A Common Stock which would constitute 15.7% of the aggregate voting power of the Issuer. This percentage assumes the exercise of the 1,605,000 vested options held by distributors of an affiliate of the Issuer. If such option shares were not included in the calculation of the of the percentage, the percentage would be 17.5%. This percentage does not give effect to the exercise of any other outstanding options of the Issuer.

            Assuming the exercise of vested options to acquire 1,605,000 shares of Class A Common Stock and assuming the vesting of 141,959 shares of Class A Common Stock pursuant to outstanding stock bonus awards made by the Issuer and assuming the exercise of options held by certain executive officers and directors of the Issuer to acquire 446,825 shares of Class A Common Stock and assuming no conversion of any of the outstanding shares of Class B Common Stock, the 2,490,418 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Person constitute 3.5% of the aggregate voting power of the Issuer.

      (c) (i) Assuming conversion of all outstanding 2,118,172 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Person, with respect to which he has sole voting power,the Reporting Person would have sole voting power over 2,118,172 shares of Class A Common Stock as follows: 349,533 shares of Class A Common Stock held indirectly as the sole trustee of The SNT Trust; 391,477 shares of the Class A Common Stock held indirectly as the sole trustee of The DVNM Trust; 132, 823 shares of Class A Common Stock held indirectly as the sole trustee of The CWN Trust; 6,991 shares of Class A Common Stock held indirectly as the sole trustee of The JS Trust; 132,823 shares of Class A Common Stock held indirectly as the sole trustee of The JT Trust; 97,869 shares of Class A Common Stock held indirectly as the sole trustee of The CB Trust; 195,739 shares of Class A Common Stock held indirectly as the sole trustee of The CM Trust; 391, 477 shares of Class A Common Stock held indirectly as the sole trustee of The BCT Trust; 195, 739 shares of Class A Common Stock held

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                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5

            indirectly as the sole trustee of The ST Trust; 195,739 shares of Class A Common Stock held indirectly as the sole trustee of The NJR Trust; 13,981 shares of Class A Common Stock held indirectly as the sole trustee of The RLS Trust; and 13,981 shares of Class A Common Stock held indirectly as the sole trustee of The RBZ Trust.

            (ii)Assuming conversion of all outstanding 372,246 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Person, with respect to which he shares voting power,the Reporting Person would share voting power over 372,246 shares of Class A Common Stock as follows: 132,823 shares of Class A Common Stock held indirectly as a co-trustee of The DPN Trust; and 132,823 shares of Class A Common Stock held indirectly as a co-trustee The GNT Trust.

            (iiiAssuming conversion of all outstanding 2,118,172 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Person, with respect to which he has sole dispositive power,the Reporting Person would have sole dispositive power over 2,118,172 shares of Class A Common Stock as follows:
            349,533 shares of Class A Common Stock held indirectly as the sole trustee of The SNT Trust; 391,477 shares of the Class A Common Stock held indirectly as the sole trustee of The DVNM Trust; the 132, 823 shares of Class A Common Stock held indirectly as the sole trustee of The CWN Trust; 6,991 shares of Class A Common Stock held indirectly as the sole trustee of The JS Trust; 132,823 shares of Class A Common Stock held indirectly as the sole trustee of The JT Trust; 97,869 shares of Class A Common Stock held indirectly as the sole trustee of The CB Trust; 195,739 shares of Class A Common Stock held indirectly as the sole trustee of The CM Trust; 391, 477 shares of Class A Common Stock held indirectly as the sole trustee of The BCT Trust; 195, 739 shares of Class A Common Stock held indirectly as the sole trustee of The ST Trust; 195,739 shares of Class A Common Stock held indirectly as the sole trustee of The NJR Trust; 13,981 shares of Class A Common Stock held indirectly as the sole trustee of The RLS Trust; and 13,981 shares of Class A Common Stock held indirectly as the sole trustee of The RBZ Trust

            (iv)Assuming conversion of all outstanding 372,246 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Person, with respect to which he shares dispositive power,the Reporting Person would share dispositive power over 372,246 shares of Class A Common Stock as follows: 132,823 shares of Class A Common Stock held indirectly as co-trustee of The DPN Trust; and 132,823 shares of Class A Common Stock held indirectly as co-trustee of The GNT Trust.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable


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


                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            The  Reporting  Person  is  a  party  to  an  Amended  and  Restated
            Stockholders Agreement (the "Amended and Restated Stockholders Agreement"), effective as of November 28, 1997, among the parties listed on Exhibit A attached hereto. The Stockholders who are parties to the Amended and Restated Stockholders Agreement have agreed to certain limitations on the transfer of Class B Common Stock. Additionally, each stockholder who is a party to the Amended and Restated Stockholders Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class B Common Stock in the event the stockholder intends to sell to a person (or group of persons) who are not a party to the Amended and Restated Stockholders Agreement, except in certain circumstances such as Transfers (as defined therein) permitted under the Amended and Restated Stockholders Agreement, Transfers with the U.S. Securities and Exchange Commission or similar regulatory agency of a foreign jurisdiction or a Transfer in accordance with Rule 144 of the 1934 Securities Exchange Act or Transfers by sale in a widely distributed underwritten public offering pursuant to a registration statement filed with the Securities and Exchange Commission.

            The Reporting Person disclaim beneficial ownership of all shares of Class B Common Stock held by other parties to the Amended and Restated Stockholders Agreement, except as otherwise reported in
            Item 4 of this Schedule 13G.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            Not applicable.


              [REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

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


                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       By:    /s/ Lee M. Brower
                                       Dated: February 17, 1998


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


                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5


                                    EXHIBIT A

       List of Parties to the Amended and Restated Stockholders Agreement


Nu Skin Asia Pacific, Inc.

Blake M. Roney, (a) individually, (b) as a general partner for BNASIA, Ltd., (c) as a co-trustee for The Blake M. and Nancy L. Roney Foundation, (d) as the sole trustee for The S and K Lund Trust, and (e) as the sole trustee for The B and D Roney Trust.

Nancy L. Roney, (a) as a general partner for BNASIA, Ltd. and (b) as a co-trustee for The Blake M. and Nancy L. Roney Foundation.

BNASIA, Ltd.

The All R's Trust.

The B and N Roney Trust.

The WFA Trust.

The Blake M. and Nancy L. Roney Foundation.

B & N Rhino Company, L.C.

Nedra D. Roney, (a) individually and (b) as co-trustee for The Nedra Roney Foundation.

The MAR Trust.

The NR Trust.

The Nedra Roney Foundation.

The Nedra Roney Fixed Charitable Trust.

NR Rhino Company, L.C.

Rick A. Roney, (a) individually, (b) as the sole trustee for The K and M Roney Trust, (c) as a co-trustee for The Rick and Kimberly Roney Fixed Charitable Remainder Unitrust.

Kimberly Roney, as a co-trustee for The Rick and Kimberly Roney Fixed Charitable Remainder Unitrust..

The Rick and Kimberly Roney Variable Charitable Remainder Unitrust.


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


                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5


The Rick and Kimberly Roney Fixed Charitable Remainder Unitrust.

Burke F. Roney, individually.

Park R. Roney, individually.

Sandra N. Tillotson, (a) individually, (b) as the sole trustee for The Sandra N. Tillotson Fixed Charitable Trust, (c) as the manager of CST Rhino Company, L.C.,
(d) as the sole trustee of The CST Trust, and (e) as a co-trustee for The Sandra
N. Tillotson Foundation.

The SNT Trust.

The DVNM Trust.

The CWN Trust.

The DPN Trust.

The GNT Trust.

The LMB Trust.

The Sandra N. Tillotson Foundation.

The Sandra N. Tillotson Fixed Charitable Trust.

SNT Rhino Company, L.C.

Steven J. Lund, (a) individually, (b) as a general partner for SKASIA, Ltd., (c) as a co-trustee for The Steven J. and Kalleen Lund Foundation and (d) as a co-trustee for The Steven and Kalleen Lund Fixed Charitable Trust, (e) as the sole trustee for The All R's Trust, (f) as the sole trustee for the B and N Roney Trust, (g) as the sole trustee for The WFA Trust, (h) as the sole trustee for The C and K Trust, and (i) as co-trustee for the Steven J. and Kalleen Lund Foundation.

Kalleen Lund, (a) as a general partner of SKASIA, Ltd., (b) as a co-trustee for The Steven J. and Kalleen Lund Foundation, and (c) as a co-trustee for The Steven and Kalleen Lund Fixed Charitable Trust, and (i) as a co-trustee for the Steven J. and Kalleen Lund Foundation.

SKASIA, Ltd.

The S and K Lund Trust.

The Steven J. and Kalleen Lund Foundation.

The Steven and Kalleen Lund Fixed Charitable Trust.

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


                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5


S & K Rhino Company, L.C.

Brooke B. Roney, (a) individually, (b) as a general partner of BDASIA, Ltd., and
(c) as a co-trustee for The Brooke Brennan and Denice Renee Roney Foundation.

Denice R. Roney, (a) as a general partner of BDASIA, Ltd., and (b) as a co-trustee for The Brooke Brennan and Denice Renee Roney Foundation.

BDASIA, Ltd.

The B and D Roney Trust.

The Brooke Brennan and Denice Renee Roney Foundation.

Kirk V. Roney, (a) individually, (b) as a general partner of KMASIA, Ltd., (c) as co-trustee for The Kirk and Melanie Roney Fixed Charitable Trust, and (d) as a co-trustee of The Kirk V. and Melanie K. Roney Foundation.

Melanie K. Roney, (a) as a general partner of KMASIA, Ltd., (b) as a co-trustee for The Kirk and Melanie Roney Fixed Charitable Trust, and (c) as a co-trustee of The Kirk V. and Melanie K. Roney Foundation.

The Kirk V. and Melanie K. Roney Foundation.

KMASIA, Ltd.

The K and M. Roney Trust.

The Kirk V. and Melanie K. Roney Fixed Charitable Trust.

K & M Rhino Company, L.C.

Keith R. Halls, (a) individually, (b) as the sole trustee for The MAR Trust, (c) as the sole trustee for The NR Trust, (d) as the sole trustee for The Nedra Roney Fixed Charitable Trust, (e) as a general partner for KAASIA, Ltd., (f) as a co-trustee for The Keith and Anna Lisa Halls Fixed Charitable Trust, (g) as a co-trustee for The Keith Ray and Anna Lisa Massaro Halls Foundation, and (h) as the manager of CKB Rhino Company, L.C.

Anna Lisa Massaro Halls, (a) as a general partner for KAASIA, Ltd., (b) as a co-trustee for The Keith and Anna Lisa Halls Fixed Charitable Trust, and (c) as a co-trustee for The Keith Ray and Anna Lisa Massaro Halls Foundation.

KAASIA, Ltd.

The K and A Halls Trust.

The Halls Family Trust.

The Keith and Anna Lisa Halls Fixed Charitable Trust.

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


                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5


The Keith Ray and Anna Lisa Massaro Halls Foundation.

K & A Rhino Company, L.C.

Craig S. Tillotson, (a) individually, (b) as a co-trustee for The Craig S. Tillotson Fixed Charitable Trust, (c) as the manager of SNT Rhino Company, L.C.,
(d) as a co-trustee for The DPN Trust, (e) as a co-trustee for The GNT Trust, and (f) as a co-trustee of The Craig S. Tillotson Foundation.

The CST Trust.

The JS Trust.

The JT Trust.

The CB Trust.

The CM Trust.

The BCT Trust.

The ST Trust.

The NJR Trust.

The RLS Trust.

The RBZ Trust.

The LB Trust.

The Craig S. Tillotson Fixed Charitable Trust.

CST Rhino Company, L.C.

R. Craig Bryson, (a) individually,  (b) as a general partner for RCKASIA,  Ltd.,
(c) as a co-trustee for The Bryson Foundation, and (d) as a co-trustee for The Bryson Fixed Charitable Trust.

Kathleen D. Bryson, (a) as a general partner for RCKASIA, Ltd., (b) as a co-trustee for The Bryson Foundation, and (c) as a co-trustee for The Bryson Fixed Charitable Trust.

RCKASIA, Ltd.

The C and K Trust.

The Bryson Foundation.

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


                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5

The Bryson Fixed Charitable Trust.

CKB Rhino Company, L.C.

Michael L. Halls, (a) as the sole trustee for The K and A Halls Trust, and (b) as the sole trustee for The Halls Family Trust.

Craig F. McCullough, (a) as the manager of B & N Rhino Company, L.C., (b) as the manager of NR Rhino Company, L.C., (c) as the manager of S & K Rhino Company, L.C., (d) as the manager of K & M Rhino Company, L.C., and (e) as the manager of K & A Rhino Company, L.C.

Robert L.  Stayner as an  independent  trustee of The  Bryson  Fixed  Charitable
Trust.

Evan A. Schmutz, (a) as a co-trustee for The Nedra Roney Foundation, and (b) as an independent trustee for The Nedra Roney Fixed Charitable Trust.

Lee Brower, (a) as the sole trustee for The SNT Trust, (b) as the sole trustee for The DVNM Trust, (c) as the sole trustee for The CWN Trust, (d) as a co-trustee for The DPN Trust, (e) as a co-trustee for The GNT Trust, (f) as the sole trustee for The JS Trust, (g) as the sole trustee for The JT Trust, (h) as the sole trustee for The CB Trust, (i) as the sole trustee for the CM Trust, (j) as the sole trustee for The BCT Trust, (k) as the sole trustee for The ST Trust,
(l) as the sole trustee for The NJR Trust, (m) as the sole trustee for The RLS Trust, (o) as the sole trustee for The RBZ Trust, (p) as an independent trustee for The Craig. S. Tillotson Fixed Charitable Trust, (q) as a co-trustee for The Sandra N. Tillotson Foundation, and (r) as a co-trustee for The Craig S. Tillotson Foundation.

Gregory N. Barrick, (a) as the sole trustee for The LMB Trust, and (b) as the sole trustee for The LB Trust.

L.S. McCullough, (a) as an independent trustee of The Sandra N. Tillotson Fixed Charitable Trust, (b) as an independent trustee for The Steven and Kalleen Lund Fixed Charitable Trust, (c) as an independent trustee for The Kirk and Melanie Roney Fixed Charitable Trust, and (d) as an independent trustee of The Keith and Anna Lisa Halls Fixed Charitable Trust.

James Blaylock as the sole trustee for the Rick and Kimberly Roney Variable Charitable Remainder Unitrust.

M. Truman Hunt,  as Vice  President of Legal  Affairs for Nu Skin Asia  Pacific,
Inc.



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                                        v